Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration No. 333-169728

PROSPECTUS SUPPLEMENT NO. 4 DATED November 14, 2013

(To Prospectus Dated April 17, 2013)

NEPHROS, INC.

This is a supplement (“Prospectus Supplement No. 4”) to our prospectus, dated April 17, 2013 (the “Prospectus”), relating to the issuance of shares of our common stock pursuant to the exercise of warrants to purchase an aggregate of 2,981,898 shares of common stock.

This Prospectus Supplement No. 4 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2013

On November 14, 2013, we filed with the Securities and Exchange Commission a quarterly report on Form 10-Q for the quarter ended September 30, 2013 (the “Form 10-Q”). The Form 10-Q, as filed (but without the exhibits filed with the Form 10-Q), is set forth below.

The information contained in this Prospectus Supplement No. 4 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented. This Prospectus Supplement No. 4 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented.

All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 6 of the Prospectus to read about important factors you should consider before purchasing our common stock.

We do not intend to sell any more Units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus SUPPLEMENT NO. 4. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is November 14, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 10-Q

(Mark One)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: September 30, 2013
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: _______ to _______

Commission File Number: 001-32288

NEPHROS, INC.
(Exact name of Registrant as Specified in Its Charter)

DELAWARE	13-3971809
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

41 Grand Avenue River Edge, NJ	07661
(Address of Principal Executive Offices)	(Zip code)

(201) 343-5202
Registrant’s Telephone Number, Including Area Code

(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days
☒ YES   ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).      ☒   YES      ☐   NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      ☐   YES      ☒   NO

As of November 7,  2013, 18,034,632 shares of issuer’s common stock, with $0.001 par value per share, were outstanding.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

NEPHROS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	(Unaudited)	(Audited)
	September 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$168	$47
Accounts receivable	104	935
Inventory, less allowances of $274 at September 30, 2013 and $269 at December 31, 2012	291	312
Prepaid expenses and other current assets	37	109
Total current assets	600	1,403
Property and equipment, net	9	16
Other assets, net of accumulated amortization	1,947	2,109
Total assets	$2,556	$3,528
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,065	$1,070
License and supply agreement fee payable	-	1,318
Accrued expenses	183	321
Deferred revenue, current portion	702	707
Total current liabilities	1,950	3,416
Long-term portion of deferred revenue	176	707
Total liabilities	2,126	4,123

Commitments and Contingencies (Note 10)

Stockholders’ equity (deficit):
Preferred stock, $.001 par value; 5,000,000 shares authorized at September 30, 2013 and December 31, 2012; no shares issued and outstanding at September 30, 2013 and December 31, 2012	-	-
Common stock, $.001 par value; 90,000,000 shares authorized at September 30, 2013 and December 31, 2012; 18,034,632 and 11,949,824 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively.	18	12
Additional paid-in capital	100,391	96,847
Accumulated other comprehensive income	74	76
Accumulated deficit	(100,053)	(97,530)
Total stockholders’ equity (deficit)	430	(595)
Total liabilities and stockholders’ equity (deficit)	$2,556	$3,528

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

2

NEPHROS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net revenues:
Product revenues	$242	$438	$979	$930
License revenues	176	166	535	509
Total net revenues	418	604	1,514	1,439
Cost of goods sold	189	191	610	448
Gross margin	229	413	904	991
Operating expenses:
Research and development	204	208	687	552
Depreciation and amortization	55	52	169	96
Selling, general and administrative	578	1,006	2,497	2,564
Total operating expenses	837	1,266	3,353	3,212
Loss from operations	(608)	(853)	(2,449)	(2,221)
Interest income	-	-	-	2
Interest expense	(5)	-	(52)	-
Gain on sale of equipment	1	-	3	-
Other income (expense)	1	-	(25)	55
Net loss	(611)	(853)	(2,523)	(2,164)
Other comprehensive income (loss), foreign currency translation adjustments	-	17	(2)	7
Total comprehensive loss	(611)	(836)	(2,525)	(2,157)
Net loss per common share, basic and diluted	$(0.03)	$(0.07)	$(0.17)	$(0.20)

Weighted average common shares outstanding, basic and diluted	17,787,356	11,560,329	14,805,395	11,032,743

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

3

NEPHROS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In Thousands, Except Share Amounts)

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Capital	Income	Deficit	Total
Balance, December 31, 2012	11,949,824	$12	$96,847	$76	$(97,530)	$(595)

Net loss					(2,523)	(2,523)
Net unrealized losses on foreign currency translation				(2)		(2)
Shareholder rights offering, net	5,000,000	5	2,766			2,771
Issuance of restricted stock	293,099
Exercise of warrants	791,709	1	247			248

Noncash stock-based compensation			517			517
Warrant modification			14			14
Balance, September 30, 2013	18,034,632	$18	$100,391	$74	$(100,053)	$430

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4

NEPHROS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Operating activities:
Net loss	$(2,523)	$(2,164)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	7	6
Amortization of other assets	162	90
Noncash stock-based compensation, including stock options and restricted stock	401	335
Noncash warrant inducement	14	-
Inventory reserve	5	-
Gain/(loss) on foreign currency transactions	17	(3)
Gain on sale of equipment	(3)	-
(Increase) decrease in operating assets:
Accounts receivable	831	852
Inventory	16	(47)
Prepaid expenses and other current assets	71	65
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	(45)	286
License and supply agreement fee payable	(1,318)	-
Deferred revenue	(535)	(509)
Net cash used in operating activities	(2,900)	(1,089)
Investing activities:
Purchase of property and equipment		(7)
Proceeds from sale of equipment	3	-
Purchase of intangible assets	-	(659)
Net cash provided by (used in) investing activities	3	(666)
Financing activities:
Proceeds from exercise of warrants	248	451
Proceeds from issuance of Senior Secured Note	1,300	-
Proceeds from issuance of common stock, net of equity issuance costs of $229	2,771	-
Payment of Senior Secured Note	(1,300)	-
Net cash provided by financing activities	3,019	451
Effect of exchange rates on cash and cash equivalents	(1)	1
Net increase (decrease) in cash	121	(1,303)
Cash, beginning of period	47	1,669
Cash, end of period	$168	$366
Supplemental disclosure of cash flow information
Cash paid for taxes	$2	$18
Restricted stock issued to settle liability	$116	$-
Payable related to license and supply agreement	$-	$1,266
Receivable related to license agreement	$-	$771
Fair value of stock options granted to Medica	$-	$273

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

5

NEPHROS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.  Basis of Presentation and Going Concern

Interim Financial Information

The accompanying unaudited condensed consolidated interim financial statements of Nephros, Inc. and its wholly owned subsidiary, Nephros International Limited (collectively, the “Company” or “Nephros”) should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2013. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 and Article 10 of Regulation S-X. Accordingly, since they are interim statements, the accompanying condensed consolidated financial statements do not include all of the information and notes required by GAAP for a complete financial statement presentation. The condensed consolidated balance sheet as of December 31, 2012 was derived from the Company’s audited consolidated financial statements but does not include all disclosures required by GAAP. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments consisting of normal, recurring adjustments that are necessary for a fair presentation of the financial position, results of operations and cash flows for the condensed consolidated interim periods presented. Interim results are not necessarily indicative of results for a full year. Certain reclassifications were made to the prior year’s amounts to conform to the 2013 presentation. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amount of revenues and expenses, during the reporting period. Actual results could differ materially from those estimates.

Going Concern and Management’s Response

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s recurring losses and difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. The Company’s condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has incurred significant losses in operations in each quarter since inception. For the nine months ended September 30, 2013 and 2012, the Company has incurred net losses of $2,523,000 and $2,164,000, respectively. To become profitable, the Company must increase revenue substantially and achieve and maintain positive gross and operating margins. If the Company is not able to increase revenue and gross and operating margins sufficiently to achieve profitability, its results of operations and financial condition will be materially and adversely affected.

On February 4, 2013, the Company issued a senior secured note (“Senior Secured Note”) to Lambda Investors LLC in the principal amount of $1.3 million. The note bore interest at the rate of 12% per annum and was to mature on August 4, 2013, at which time all principal and accrued interest would be due. However, the Company agreed to prepay, without penalty, amounts due under the note, including accrued interest, with the cash proceeds from a rights offering prior to the maturity date. The note was secured by a first priority lien on all of the Company’s property, including its intellectual property. In addition, the Company agreed to extend by one year the expiration date of all of Lambda’s outstanding warrants.

On March 4, 2013, the Company filed a Registration Statement on Form S-1 in connection with a $3 million rights offering (the “Rights Offering”). On April 17, 2013, the Company’s Registration Statement on Form S-1 related to the Rights Offering was declared effective by the SEC.

The Rights Offering commenced on April 17, 2013 and expired on May 17, 2013. All of the Company’s stockholders and warrant holders were eligible to participate in the Rights Offering on a pro rata basis based upon their proportionate ownership of the Company’s common stock on a fully-diluted basis. Pursuant to the Rights Offering, the Company distributed to holders of its common stock and/or warrants one non-transferable subscription right for each share of common stock, and each share of common stock underlying a warrant, held as of April 4, 2013. Each right entitled the holder to purchase 0.18776 of a share of the Company’s common stock at a subscription price of $0.60 per share. The Company rounded up any fractional shares to the nearest whole share.

On May 22, 2013 the Company completed its Rights Offering which resulted in gross proceeds of $3.0 million. The aggregate net proceeds were approximately $1.4 million, after deducting the repayment of the $1.3 million Senior Secured Note, plus $46,800 of accrued interest thereon, issued to Lambda Investors, LLC, the payment of an 8% sourcing/transaction fee ($104,000) in respect of the Senior Secured Note and an aggregate of $100,000 for reimbursement of Lambda Investors’ legal fees incurred in connection with the Senior Secured Note and the Rights Offering.

6

NEPHROS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.  Basis of Presentation and Going Concern (continued)

On October 30, 2013, the Company filed a Current Report on Form 8-K announcing the voluntary recalls of its point of use (POU) and DSU in-line ultrafilters used in hospital water treatment applications. As a result, the Company has recalled all production lots of its POU filters, and also requested that customers remove and discard certain labeling/promotional materials for the products. In addition, the Company also requested, for the DSU in-line ultrafilter, that customers remove and discard certain labeling/promotional materials for the product.  These voluntary recalls do not affect the Company’s dialysis products.  The condensed consolidated interim financial statements for the period ended September 30, 2013 include product revenues and cost of goods sold adjustments of approximately $127,000 and $27,000, respectively, reflecting estimates of the financial impact of product recalled notified to the Company. The Company is unable to predict at this time what additional effect this recall might have on its business, financial condition, future prospects or reputation or whether the Company may be subject to future actions from the U.S. Food and Drug Administration.

On November 12, 2013, we issued a senior secured note to Lambda Investors LLC in the principal amount of $1.5 million. The note bears interest at the rate of 12% per annum and matures on May 12, 2014, at which time all principal and accrued interest will be due. We have agreed to prepay amounts due under the note with the cash proceeds from (a) a rights offering, (b) any other equity or debt financing, or (c) the issuance or incurrence of any other indebtedness or the sale of any assets outside the ordinary course of business, in each case prior to the maturity date. If we do not pay principal and interest under the note when due, the interest rate increases to 16% per annum. In addition, we have undertaken to conduct a $2.75 million rights offering of common stock. We expect the offering price will be $0.30 per share. All of our stockholders and warrantholders will be eligible to participate in the offering on a pro rata basis based upon their proportionate ownership of our common stock, calculated on an as converted to common stock, fully-diluted basis. In connection with the note and the rights offering, we have agreed to pay Lambda Investors an 8%, or $120,000, sourcing/transaction fee. In addition, we will pay Lambda Investors’ legal fees and other expenses incurred in connection with the note and rights offering in the amount of $75,000. The warrants held by Lambda Investors have an exercise price of $0.40 per share and certain warrants have full ratchet anti-dilution protection.  The full ratchet anti-dilution protection for certain warrants will be triggered in connection with the rights offering as the $0.30 per share price is less than the $0.40 exercise price for these warrants.  In connection with the proposed rights offering, the Company agreed to amend the expiration date of the existing warrants held by Lambda Investors from March 10, 2017 to the date which is the five year anniversary of the closing of the rights offering.  Subject to the satisfaction of certain conditions, Lambda Investors has advised us that it intends to exercise its basic subscription privilege in full.  To the extent that after the closing of the rights offering there still remain unsubscribed shares, Lambda Investors will have the right, at its option, to purchase any or all such remaining unsubscribed shares within ten days of the closing of the rights offering.  In connection with the rights offering, we will file a registration statement on Form S-1, as may be amended, with the Securities and Exchange Commission.

There can be no assurance that the Company’s future cash flow will be sufficient to meet its obligations and commitments. If the Company is unable to generate sufficient cash flow from operations in the future to service its commitments the Company will be required to adopt alternatives, such as seeking to raise debt or equity capital, curtailing its planned activities or ceasing its operations. There can be no assurance that any such actions could be effected on a timely basis or on satisfactory terms or at all, or that these actions would enable the Company to continue to satisfy its capital requirements.

7

NEPHROS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. Concentration of Credit Risk

For the nine months ended September 30, 2013 and 2012, the following customers accounted for the following percentages of the Company’s sales, respectively.

Customer	2013	2012
A	31%	18%
B	36%	36%
C	16%	15%

As of September 30, 2013 and December 31, 2012, the following customers accounted for the following percentages of the Company’s accounts receivable, respectively.

Customer	2013	2012
A	57%	4%
B	31%	2%
C	-%	85%

3. Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification ("ASC") Topic 605. Four basic criteria must be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured.

The Company recognizes revenue related to product sales when delivery is confirmed by its external logistics provider and the other criteria of ASC Topic 605 are met. Product revenue is recorded net of returns and allowances. All costs and duties relating to delivery are absorbed by Nephros. Shipments for all products are currently received directly by the Company’s customers.

Deferred revenue on the accompanying September 30, 2013 condensed consolidated balance sheet is approximately $878,000 and is related to the License Agreement with Bellco (see Note 10) which is being deferred over the remainder of the expected obligation period. The Company has recognized approximately $1,580,000 of revenue related to this license agreement to date and approximately $535,000 for the nine months ended September 30, 2013. The Company amortizes the deferred revenue monthly over the expected obligation period which ends on December 31, 2014. This will result in expected recognized revenue of approximately $176,000 for the remaining three month period ending December 31, 2013 and $702,000 for the year ended December 31, 2014.

4. Stock-Based Compensation

Stock Options

The Company accounts for stock option grants to employees and non-employee directors under the provisions of ASC 718, Stock Compensation. ASC 718 requires the recognition of the fair value of stock-based compensation in the statement of operations. In addition, the Company accounts for stock option grants to consultants under the provisions of ASC 505-50, Equity-Based Payments to Non-Employees, and as such, these stock options are revalued at each reporting period through the vesting period.

Gerald J. Kochanski, Chief Financial Officer, Treasurer and Corporate Secretary of Nephros, Inc., resigned effective June 15, 2013. The Company agreed, in consideration of Mr. Kochanski providing certain consulting services to the Company, to extend the exercise period of his outstanding vested stock options from September 15, 2013 to March 14, 2014. This modification did not result in any additional compensation expense.

The fair value of stock option awards is estimated using a Black-Scholes option pricing model. The fair value of stock-based awards is amortized over the vesting period of the award using the straight-line method.

The Company granted 176,875 stock options during the nine months ended September 30, 2013 to employees, non-employees, directors and consultants. These stock options vest over a three-year or four-year period and will be expensed over the applicable vesting period. The fair value of all stock-based awards granted during the nine months ended September 30, 2013, excluding those forfeited below, was approximately $96,000.

8

NEPHROS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As a result of Mr. Kochanski’s resignation, 90,945 stock options that were granted to him were forfeited on June 15, 2013. Of these 90,945 stock options, 25,000 were granted during the nine month period ended September 30, 2013.

The following assumptions were used for options granted for the nine months ended September 30, 2013:

Nine Months Ended September 30, 2013
Risk-free interest rate	1.09-1.22%
Volatility	127.46 - 131.79%
Expected dividend yield	0%
Expected term	5.75 - 6.25 yrs

The Company calculates expected volatility for a stock-based grant based on historic monthly stock price observations of common stock during the period immediately preceding the grant that is equal in length to the expected term of the grant. The Company also estimates future forfeitures, using historical employee behaviors related to forfeitures, as a part of the estimate of expense as of the grant date. With respect to grants of options, the risk free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the grant.

Stock-based compensation expense was approximately $300,000 and $335,000 for the nine months ended September 30, 2013 and 2012, respectively. For the nine months ended September 30, 2013, approximately $275,000 and approximately $25,000 are included in Selling, General and Administrative expenses and Research and Development expenses, respectively, on the accompanying condensed consolidated statement of operations. For the nine months ended September 30, 2012, approximately $314,000 and approximately $21,000 are included in Selling, General and Administrative expenses and Research and Development expenses, respectively, on the accompanying condensed consolidated statement of operations.

There was no tax benefit related to expense recognized in the nine months ended September 30, 2013 and 2012, as the Company is in a net operating loss position. As of September 30, 2013, there was approximately $832,000 of total unrecognized compensation cost related to unvested share-based compensation awards granted under the equity compensation plans which will be amortized over the weighted average remaining requisite service period of 2.5 years. The unrecognized compensation disclosed above does not include the effect of future grants of equity compensation, if any. Of the total $832,000, the Company expects to recognize approximately 11% in the remaining interim periods of 2013, approximately 40% in 2014, approximately 38% in 2015, approximately 10% in 2016 and approximately 1% in 2017.

Restricted Stock

On August 20, 2013, the Company issued 28,329 shares of restricted stock as compensation for the services of non-employee directors. The grant date fair value of the restricted stock award was approximately $43,000 and was based on the fair value of the common stock on the date of grant, and compensation expense is recognized ratably over a six month period.

For the nine months ended September 30, 2013, including those restricted shares issued on August 20, 2013, 339,028 shares of restricted stock were granted to certain employees and non-employee directors. As a result of Mr. Kochanski’s resignation, 45,929 of those shares of were forfeited on June 15, 2013.

Total stock-based compensation expense for the restricted stock grant was approximately $217,000 for the nine months ended September 30, 2013. For the nine months ended September 30, 2013, approximately $53,000 and approximately $48,000 are included in Selling, General and Administrative expenses and Research and Development expenses, respectively, on the accompanying condensed consolidated statement of operations. The remaining expense related to the restricted stock awards issued to non-employee directors of approximately $116,000 was recorded to offset accrued director’s fees that were incurred prior to September 30, 2013. Any additional stock-based compensation related to non-employee directors will be recorded to stock-based compensation expense. As of September 30, 2013, there was approximately $14,000 of unrecognized compensation expense related to the restricted stock awards, which is expected to be recognized over the next five months.

9

NEPHROS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5. Warrants

In connection with the Rights Offering, the Company temporarily reduced the exercise price for its warrants issued in March 2011 from $0.40 per share to $0.30 per share. The Company determined that this inducement was a modification of equity instruments and, therefore, an incremental fair value of the inducement was determined using the Black-Scholes option pricing model.

During the period that the Rights Offering was open, warrant holders exercised 14,879,708 warrants, issued in March 2011, for 687,793 shares of common stock, resulting in gross proceeds of approximately $206,000 to the Company. The incremental fair value of the inducement recorded in the nine months ended September 30, 2013 was approximately $14,000.

Additionally, during the nine months ended September 30, 2013, 2,248,222 warrants were exercised outside the period that the Rights Offering was open, resulting in proceeds of approximately $42,000 and the issuance of 103,916 shares of the Company’s common stock.

6. Comprehensive Income (Loss)

Comprehensive income (loss), as defined in ASC 220, is the total of net income (loss) and all other non-owner changes in equity (or other comprehensive income (loss)) such as foreign currency translation adjustments. For the nine months ended September 30, 2013 and 2012, the comprehensive loss was approximately $2,525,000 and $2,157,000, respectively.

7. Loss per Common Share

In accordance with ASC 260-10, net loss per common share amounts (“basic EPS”) are computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding and excluding any potential dilution. Net loss per common share amounts assuming dilution (“diluted EPS”) is generally computed by reflecting potential dilution from conversion of convertible securities, the exercise of stock options and warrants and any outstanding shares of unvested restricted stock.

The following potentially dilutive securities have been excluded from the computations of diluted weighted-average shares outstanding as they would be anti-dilutive:

	Nine Months Ended September 30,
	2013	2012
Shares underlying warrants outstanding	13,888,262	15,325,943
Shares underlying options outstanding	2,380,644	2,294,714
Unvested restricted stock	150,423	-

8. Recent Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have an effect on the Company’s condensed consolidated interim financial statements.

9. Inventory, net

Inventory is stated at the lower of cost or market using the first-in first-out method and consists entirely of finished goods. The Company’s inventory as of September 30, 2013 and December 31, 2012 was approximately as follows:

	Unaudited	Audited
	September 30, 2013	December 31, 2012
Total Gross Inventory, Finished Goods	$565,000	$581,000
Less: Inventory reserve	(274,000)	(269,000)
Total Inventory	$291,000	$312,000

10

NEPHROS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10. Commitments and Contingencies

Manufacturing and Suppliers

The Company has not and does not intend in the near future, to manufacture any of its products and components. With regard to the OLpūr MD190 and MD220, on June 27, 2011, the Company entered into a License Agreement, effective July 1, 2011, with Bellco S.r.l., an Italy-based supplier of hemodialysis and intensive care products, for the manufacturing, marketing and sale of our patented mid-dilution dialysis filters (MD 190, MD 220), referred to herein as the Products. Under the agreement, Nephros granted Bellco a license to manufacture, market and sell the Products under its own name, label and CE mark in Italy, France, Belgium, Spain and Canada on an exclusive basis, and to do the same on a non-exclusive basis in the United Kingdom and Greece and, upon the Company’s written approval, other European countries where the Company does not sell the Products as well as non-European countries (referred to as the “Territory”).

In exchange for the rights granted to it under the Bellco License Agreement through December 31, 2014, Bellco agreed to pay Nephros installment payments of €500,000, €750,000, €600,000 on July 1, 2011, January 15, 2012 and January 15, 2013, respectively. Such installment payments, herein referred to as the Installment Payments, are Bellco’s sole financial obligations through December 31, 2014. All payments have been received. Beginning on January 1, 2015 through and including December 31, 2016, Bellco will pay Nephros a royalty based on the number of units of Products sold per year in the Territory as follows: for the first 103,000 units sold, Bellco will pay €4.50 per unit; thereafter, Bellco will pay €4.00 per unit. Bellco must meet minimum sales targets of 15,000 units in each quarter of 2015 and 2016. If Bellco fails to meet a quarterly minimum, the license in Italy, France, Belgium, Spain and Canada will, at our discretion, convert to a non-exclusive one. All sums payable under the agreement will be paid in Euros, as adjusted to account for currency exchange fluctuations between the Euro and the U.S. dollar that occur between July 1, 2011, the effective date of the agreement, and the date of payment.

License and Supply Agreement

On April 23, 2012, the Company entered into a License and Supply Agreement (the “License and Supply Agreement”) with Medica S.p.A. (“Medica”), an Italy-based medical product manufacturing company, for the marketing and sale of certain filtration products based upon Medica’s proprietary Medisulfone ultrafiltration technology in conjunction with the Company’s filtration products (collectively, the “Filtration Products”), and to engage in an exclusive supply arrangement for the Filtration Products. Under the License and Supply Agreement, Medica granted to the Company an exclusive license, with right of sublicense, to market, promote, distribute, offer for sale and sell the Filtration Products worldwide, excluding Italy for the first three years, during the term of the License and Supply Agreement. In addition, the Company granted to Medica an exclusive license under the Company’s intellectual property to make the Filtration Products during the term of the License and Supply Agreement. In exchange for the rights granted, the Company has agreed to make minimum annual aggregate purchases from Medica of €300,000, €500,000 and €750,000 for the years 2012, 2013 and 2014, respectively. For the nine months ended September 30, 2013, the Company’s aggregate purchase commitments totaled approximately €477,000. For calendar years thereafter, annual minimum amounts will be mutually agreed upon between Medica and the Company.

As consideration for the license and other rights granted to the Company, the Company was required to pay Medica installment payments of €500,000 and €1,000,000 on April 23, 2012 and January 25, 2013, respectively. As of September 30, 2013, all payments due have been paid to Medica. The final payment of €400,000 was made on May 23, 2013. As further consideration for the license and other rights granted to the Company, the Company granted Medica options to purchase 300,000 shares of the Company’s common stock. The fair market value of these stock options was approximately $273,000 at the time of their issuance, calculated as described in Note 4, Stock-Based Compensation. The fair market value of the options has been capitalized as a long-term intangible asset along with the total installment payments described. Other long-term assets on the condensed consolidated interim balance sheet as of September 30, 2013 is approximately $1,947,000, net of $303,000 accumulated amortization, and is related to the License and Supply Agreement. The asset is being amortized as an expense over the life of the agreement. Approximately $162,000 has been charged to amortization expense for the nine months ended September 30, 2013 on the condensed consolidated interim statement of operations and comprehensive loss. Approximately $53,000 of amortization expense will be recognized in the remainder of the year ended December 31, 2013 and approximately $210,000 will be recognized in each of the years ended 2014 and 2015, respectively. In addition, for the period beginning April 23, 2014 through December 31, 2022, the Company will pay Medica a royalty rate of 3% of net sales of the Filtration Products sold, subject to reduction as a result of a supply interruption pursuant to the terms of the License and Supply Agreement. The term of the License and Supply Agreement commenced on April 23, 2012 and continues in effect through December 31, 2022, unless earlier terminated by either party in accordance with the terms of the License and Supply Agreement.

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NEPHROS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11.  Subsequent Event

Product Recall

On October 30, 2013, the Company filed a Current Report on Form 8-K announcing the voluntary recalls of its point of use (POU) and DSU in-line ultrafilters used in hospital water treatment applications. As a result, the Company has recalled all production lots of its POU filters, and also requested that customers remove and discard certain labeling/promotional materials for the products. In addition, the Company also requested, for the DSU in-line ultrafilter, that customers remove and discard certain labeling/promotional materials for the product.  These voluntary recalls do not affect the Company’s dialysis products.  The condensed consolidated interim financial statements for the period ended September 30, 2013 include product revenues and cost of goods sold adjustments of approximately $127,000 and $27,000, respectively, reflecting estimates of the financial impact of product recalled notified to the Company. The Company is unable to predict at this time what additional effect this recall might have on its business, financial condition, future prospects or reputation or whether the Company may be subject to future actions from the U.S. Food and Drug Administration.

November 12, 2013 Senior Secured Note

On November 12, 2013, we issued a senior secured note to Lambda Investors LLC in the principal amount of $1.5 million. The note bears interest at the rate of 12% per annum and matures on May 12, 2014, at which time all principal and accrued interest will be due. We have agreed to prepay amounts due under the note with the cash proceeds from (a) a rights offering, (b) any other equity or debt financing, or (c) the issuance or incurrence of any other indebtedness or the sale of any assets outside the ordinary course of business, in each case prior to the maturity date. If we do not pay principal and interest under the note when due, the interest rate increases to 16% per annum. In addition, we have undertaken to conduct a $2.75 million rights offering of common stock. We expect the offering price will be $0.30 per share. All of our stockholders and warrantholders will be eligible to participate in the offering on a pro rata basis based upon their proportionate ownership of our common stock, calculated on an as converted to common stock, fully-diluted basis. In connection with the note and the rights offering, we have agreed to pay Lambda Investors an 8%, or $120,000, sourcing/transaction fee. In addition, we will pay Lambda Investors’ legal fees and other expenses incurred in connection with the note and rights offering in the amount of $75,000. The warrants held by Lambda Investors have an exercise price of $0.40 per share and certain warrants have full ratchet anti-dilution protection.  The full ratchet anti-dilution protection for certain warrants will be triggered in connection with the rights offering as the $0.30 per share price is less than the $0.40 exercise price for these warrants.  In connection with the proposed rights offering, the Company agreed to amend the expiration date of the existing warrants held by Lambda Investors from March 10, 2017 to the date which is the five year anniversary of the closing of the rights offering.  Subject to the satisfaction of certain conditions, Lambda Investors has advised us that it intends to exercise its basic subscription privilege in full.  To the extent that after the closing of the rights offering there still remain unsubscribed shares, Lambda Investors will have the right, at its option, to purchase any or all such remaining unsubscribed shares within ten days of the closing of the rights offering.  In connection with the rights offering, we will file a registration statement on Form S-1, as may be amended, with the Securities and Exchange Commission.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This discussion should be read in conjunction with our consolidated financial statements included in this Quarterly Report on Form 10-Q and the notes thereto, as well as the other sections of this Quarterly Report on Form 10-Q, including the “Certain Risks and Uncertainties” section hereof, and our Annual Report on Form 10-K for the year ended December 31, 2012, including the “Risk Factors” and “Business” sections thereof.  This discussion contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described in this Quarterly Report on Form 10-Q and our Annual Report on Form 10-K for the year ended December 31, 2012. Our actual results may differ materially.

Financial Operations Overview

Revenue Recognition: Revenue is recognized in accordance with ASC Topic 605. Four basic criteria must be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the fee is fixed and determinable; and (iv) collectability is reasonably assured.

Cost of Goods Sold: Cost of goods sold represents the acquisition cost for the products we purchase from our third party manufacturers as well as damaged and obsolete inventory written off.

Research and Development: Research and development expenses consist of costs incurred in identifying, developing and testing product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees of our scientific and engineering consultants and subcontractors and related costs, clinical studies, machine and product parts and software and product testing. We expense research and development costs as incurred.

Selling, General and Administrative: Selling, general and administrative expenses consist primarily of sales and marketing expenses as well as personnel and related costs for general corporate functions, including finance, accounting, legal, human resources, facilities and information systems expense.

Business Overview

Nephros is a commercial stage medical device company that develops and sells high performance liquid purification filters. Our filters, which we call ultrafilters, are primarily used in dialysis centers and healthcare facilities for the production of ultrapure water and bicarbonate. Because our ultrafilters capture contaminants as small as 0.005 microns in size, they minimize exposure to a wide variety of bacteria, viruses, fungi, parasites, and endotoxins.

All of our ultrafilters use proprietary hollow fiber technology. We believe the hollow fiber design allows our ultrafilters to be the only commercially available filters for healthcare applications that optimize the three elements critical to filter performance:

•	Filtration - as low as 0.005 microns
•	Flow rate - minimal disruption
•	Filter life - up to 12 months

By comparison, competitive filters on the market today are typically effective only to the 0.2 micron level and are prone to clog more quickly, thus reducing their useful lives.

We were founded in 1997 by healthcare professionals affiliated with Columbia University Medical Center/New York-Presbyterian Hospital to develop and commercialize an alternative method to hemodialysis (HD). In 2009, we began to extend our filtration technologies to meet the demand for liquid purification in other areas, in particular water purification.

Our Products

 Presently, we offer seven types of ultrafilters for sale to customers in four markets:

•	Dialysis Centers - Water/Bicarbonate: Treatment of both water and bicarbonate for the production of ultrapure dialysate

•	Hospitals and Other Healthcare Facilities: As part of a multi-barrier approach to help minimize exposure to waterborne contaminants

•	Military: Highly compact, individual water purification devices used by soldiers to produce safe drinking water in the field

•	Dialysis Centers - Blood: Clearance of toxins from blood using an alternative method to HD in patients with chronic renal failure

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Our Target Markets

Dialysis Centers - Water/Bicarbonate. To perform hemodialysis, all dialysis clinics have dedicated water purification systems to produce pure water and bicarbonate. Water and bicarbonate are essential ingredients for making dialysate, the liquid that removes waste material from the blood. Within the U.S., there are approximately 5,700 clinics with 100,000 dialysis machines providing over 50 million dialysis treatments to 370,000 patients annually.

Medicare is the main payer for dialysis treatment in the U.S. To be eligible for Medicare reimbursement, dialysis centers must meet the minimum standards for water and bicarbonate quality set by the Association for the Advancement of Medical Instrumentation (AAMI), the American National Standards Institute (ANSI) and the International Standards Organization (ISO). We anticipate that the stricter standards approved by these organizations in 2009 will be adopted by Medicare in the near future.

Published studies have shown that the use of ultrapure dialysate can make patients healthier and reduce their dependence on erythropoietin (EPO), an expensive drug used in conjunction with HD. By reducing the level of dialysate contaminants, specifically cytokine-inducing substances that can pass into a patient’s blood stream, cytokine levels within a patient stay low, thus reducing systemic inflammation. When inflammation is low, inflammatory morbidities are reduced and a patient’s responsiveness to EPO is enhanced, consequently the overall need for the drug is reduced.

We believe that our ultrafilters are attractive to dialysis centers because they exceed currently approved and newly proposed standards for water/bicarbonate purity, assist in achieving those standards and help dialysis centers reduce costs associated with the amount of EPO required to treat a patient. Our in-line filters are easily installed into the fluid circuits supplying water and bicarbonate just prior to entering each dialysis machine.

Hospitals and Other Healthcare Facilities.  Our ultrafilters are designed to be a component of a proactive water treatment system, to assist in minimizing exposure to waterborne contaminants.  Our products can also be used for reactive contaminant control.  For example, during acute contaminant outbreaks, our ultrafilters have been used at hospitals and other healthcare facilities to provide an immediate barrier to waterborne contaminants.

Military. The military is heavily reliant on the use of bottled water to support its soldiers in the field. Bottled water is not always available, is very costly to move, resource intensive, and prone to constant supply disruptions. Soldiers conducting operations in isolated and rugged terrain must be able to use available local water sources when unable to resupply from bulk drinking water sources or bottled water. Therefore, the soldier needs the capability to purify water from indigenous water sources in the absence of available potable water. Soldiers must have the ability to remove microbiological contaminants in the water to Environmental Protection Agency specified levels.

We offer our individual water purification device (IWPD), which allows a soldier in the field to derive biologically safe water from any fresh water source. Our IWPD is available in both in-line and point-of-use configurations. Our IWPD is one of the few portable filters that has been validated by the military to meet the NSF Protocol P248 standard. It has also been approved by U.S. Army Public Health Command (USAPHC) and U.S. Army Test and Evaluation Command (ATEC) for deployment. To date, we have received purchase orders for approximately 2,000 IWPDs from individual units of the U.S. armed forces.

In January 2013, the U.S. Army issued a request for proposal (RFP) relating to an IWPD, Nephros submitted its response to this RFP on February 25, 2013. On March 29, 2013, we received notification from the U.S. Army that the Government has completed the initial evaluation of our proposal and found Nephros to be within the competitive range to commence negotiations. We also received a request for 180 of our IWPD to be used as test assets during the Limited User Evaluation phase of the source selection. The U.S. Army may award several, one or no contracts as a result of this solicitation. The maximum quantity of all contracts combined is not to exceed 450,000 units or $45,000,000 over a 3 year period. The RFP evaluation period may take up to 6 months before an award is made, if at all. On November 5, 2013 we received notification from the U.S. Army that they are still in the technical evaluation phase of the solicitation.

On May 28, 2013 and June 7, 2013, we signed distributor agreements with W.S. Darley & Company and Source One Distribution Inc. respectively to assist with our distribution to the U.S. Military. On July 10, 2013 we signed a distributor agreement with Atlantic Diving Supply, Inc.

We submitted information in response to a request for information (RFI) from the U.S. Marines Corps Warfighting Laboratory (MCWL).  The MCWL was seeking to obtain market research information from sources capable of fully satisfying the requirement for a commercial-off-the-shelf individual water purifier device capable of meeting the requirements of NSF Protocol P248. On September 19, 2013 we were awarded the contract for 30 (thirty) UF-40L units.  In October 2013, Marines at the Mountain Warfare Training Center in Bridgeport, California, tested the Marine Austere Patrolling System, a prototype including, among other things, the Nephros filters, a high-efficiency solar panel utilizing space technology, and coordinating rechargeable batteries.  Ongoing testing of the water and power systems is expected to conclude next spring.

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Dialysis Centers - Blood. The current standard of care in the U.S. for patients with chronic renal failure is HD, a process in which toxins are cleared via diffusion. Patients typically receive HD treatment at least 3 times weekly for 3-4 hours per treatment. HD is most effective in removing smaller, easily diffusible toxins. For patients with acute renal failure, the current standard of care in the U.S. is hemofiltration (HF), a process where toxins are cleared via convection. HF offers a much better removal of larger sized toxins when compared to HD. However, HF treatment is performed on a daily basis, and typically takes 12-24 hours.

Hemodiafiltration (HDF) is an alternative dialysis modality that combines the benefits of HD and HF into a single therapy by clearing toxins using both diffusion and convection. Though not widely used in the U.S., HDF is much more prevalent in Europe and is performed in approximately 16% of patients. Clinical experience and literature show the following multiple clinical and patient benefits of HDF:

•	Enhanced clearance of middle and large molecular weight toxins
•	Improved survival - up to a 35% reduction in mortality risk
•	Reduction in the occurrence of dialysis-related amyloidosis
•	Reduction in inflammation
•	Reduction in medication such as EPO and phosphate binders
•	Improved patient quality of life
•	Reduction in number of hospitalizations and overall length of stay

However, like HF, HDF can be resource intensive and can require a significant amount of time to deliver one course of treatment.

We have developed a modified approach to HDF which is more patient-friendly, less resource-intensive, and can be used in conjunction with current HD machines. We refer to our approach as an online mid-dilution hemodiafiltration (mid-HDF) system and it consists of our OLpūr H2H Module and OLpūr MD 220 Hemodiafilter. On April 30, 2012, we announced that we received clearance from the U.S. Food and Drug Administration to market the OLpūr H2H Module and OLpūr MD 220 Hemodiafilter for use with a UF controlled hemodialysis machine that provides ultrapure dialysate in accordance with current ANSI/AAMI/ISO standards, for the treatment of patients with chronic renal failure in the United States. Like HD, online mid-HDF treatment is given to patients at least 3 times weekly for 3-4 hours per treatment. Our mid-HDF system is the only HDF system of its kind to be cleared by the U.S. Food and Drug Administration (“FDA”) to date.

We have completed preparation of our OLpūr H2H Modules and have manufactured initial lots of our OLpūr MD220 Hemodiafilters. We are currently finalizing our service contract  in readiness for market release. We expect to place a mid-HDF system in a U.S. dialysis clinic in Q4. We have not begun to broadly market our mid-HDF system and are actively seeking a commercialization partner in the U.S.

Critical Accounting Policies

The discussion and analysis of our consolidated financial condition and results of operations are based upon our condensed consolidated financial statements. These condensed consolidated financial statements have been prepared following the requirements of accounting principles generally accepted in the United States (“GAAP”) and Rule 8-03 of Regulation S-X for interim periods and require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to potential impairment of investments and share-based compensation expense. As these are condensed consolidated financial statements, you should also read expanded information about our critical accounting policies and estimates provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Form 10-K for the year ended December 31, 2012. There have been no material changes to our critical accounting policies and estimates from the information provided in our Form 10-K for the year ended December 31, 2012.

Recently Adopted Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have an effect on our condensed consolidated interim financial statements set forth in Item 1 of this Quarterly Report on Form 10-Q.

Results of Operations

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to continue to do so in the future. We anticipate that our quarterly results of operations will be impacted for the foreseeable future by several factors including the progress and timing of expenditures related to our research and development efforts, as well as marketing expenses related to product launches.  Due to these fluctuations, we believe that the period to period comparisons of our operating results are not a good indication of our future performance.

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Three Months Ended September 30, 2013 Compared to the Three Months Ended September 30, 2012

Revenues

Total net revenues for the three months ended September 30, 2013 were approximately $418,000 compared to approximately $604,000 for the three months ended September 30, 2012.  Total net revenues decreased by approximately $186,000, or 31%.  Overall, the key business segments of dialysis water and hospital water revenue increased by approximately $45,000 for the three months ended September 30, 2013.  In addition, there were no Military sales in the three months ended September 30, 2013 as compared with $114,000 of Military sales in the same period in 2012, in addition to which approximately $127,000 of anticipated sales credits are recorded to reflect the impact of a voluntary product recall of point of use filters (POU) announced on October 30, 2013. The overall product revenue decrease of $196,000, or 45%, is offset partially by an increase of approximately $10,000 as a result of increased licensing revenue related to the Bellco license agreement.

Cost of Goods Sold

Cost of goods sold was approximately $189,000 for the three months ended September 30, 2013 compared to approximately $191,000 for the three months ended September 30, 2012. The decrease   of approximately $2,000, or 1%, during the three months ended September 30, 2013 compared to the same period in 2012 is primarily due to approximately $25,000 increased costs related to water filter sales in the key business segments of dialysis water and hospital water for the three months ended September 30, 2013 compared to the same period in 2012, offset by approximately $27,000 relating to the estimated impact of a voluntary product recall of point of use (POU) filters announced on October 30, 2013.

Research and Development

Research and development expenses were approximately $204,000 and $208,000 respectively, for the three months ended September 30, 2013 and September 30, 2012. An increase in personnel costs, primarily related to stock compensation costs, of approximately $33,000 for the three months ended September 30, 2013 were offset by decreased costs of approximately $37,000 related to research and development costs that were incurred for the three months ended September 30, 2012.

Depreciation and Amortization Expense

Depreciation and amortization expense was approximately $55,000 for the three months ended September 30, 2013 compared to approximately $52,000 for the three months ended September 30, 2012. Total depreciation and amortization expense is primarily due to amortization related to the asset recognized in conjunction with the License and Supply Agreement with Medica S.p.A (“License and Supply Agreement”) which began on April 23, 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately $578,000 for the three months ended September 30, 2013 compared to approximately $1,006,000 for the three months ended September 30, 2012, a decrease of approximately $428,000 or 43%. The decrease is primarily due to decreases in legal, accounting and professional services fees of approximately $188,000, decreases of approximately $174,000 related to personnel costs and decreases of approximately $66,000 related to travel and other costs. The decreases in personnel and travel costs are primarily related to the open CFO position as well as the reduction of the sales force from four individuals to one for the three months ended September 30, 2013 compared to the three months ended September 30, 2012.

Interest Income

There was no interest income for the three months ended September 30, 2013 or September 30, 2012.

Interest Expense

Interest expense was approximately $5,000 for the three months ended September 30, 2013 and related to accrued interest recognized on outstanding payables due to a vendor. We had no interest expense for the three months ended September 30, 2012.

Gain on Sale of Equipment

A gain of approximately $1,000 was recognized for the three months ended September 30, 2013 related to the sale of fully depreciated equipment.

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Other Income (Expense)

Other income in the amount of approximately $1,000 for the three months ended September 30, 2013 was due to $15,000 received as a result of the STERIS agreement termination which was partially offset by approximately $14,000 of foreign currency losses on invoices paid to an international supplier.

Nine months Ended September 30, 2013 Compared to the Nine months Ended September 30, 2012

Revenues

Total net revenues for the nine months ended September 30, 2013 were approximately $1,514,000 compared to approximately $1,439,000 for the nine months ended September 30, 2012.  Total net revenues increased approximately $75,000, or 5%, mainly as a result of an increase of approximately $166,000 in water filter sales which increased from approximately $813,000 in 2012 to $979,000 in 2013, an increase of 20%. The underlying increase in water filter sales reflects the growth in key business segments of dialysis water and hospital water and is partially offset by a reduction in revenue of approximately $117,000 as a result of the ONR contract ending in March 2012 in addition to which approximately $127,000 of anticipated sales credits are recorded to reflect the impact of a voluntary product recall of point of use filters (POU) announced on October 30, 2013. In addition, licensing revenues related to the Bellco license agreement were approximately $535,000 for the nine months ended September 30, 2013, an increase of $26,000, compared to $509,000 for the nine months ended September 30, 2012.

Cost of Goods Sold

Cost of goods sold was approximately $610,000 for the nine months ended September 30, 2013 compared to approximately $448,000 for the nine months ended September 30, 2012. The increase of approximately $162,000 or 36% during the nine months ended September 30, 2013 compared to the same period in 2012 is primarily due to the increase of $241,000 in cost of water filter sales for the nine months ended September 30, 2013 compared to the same period in 2012. This increase was partially offset by a reduction in cost of sales related to the ONR contract of approximately $52,000 in addition to which approximately $27,000 relating to the estimated impact of a voluntary product recall of point of use filters (POU) announced on October 30, 2013. The ONR contract ended as of March 31, 2012.

Research and Development

Research and development expenses were approximately $687,000 and $552,000 for the nine months ended September 30, 2013 and September 30, 2012, respectively. This increase of approximately $135,000, or 24%, is primarily due to an increase in machine research and development costs of approximately $127,000 and an increase in research and development personnel related costs of approximately $85,000. These increases are partially offset by a reduction in research and development materials and other project costs of approximately $77,000 during the nine months ended September 30, 2013 compared to the same period in 2012. The increase in personnel costs is not due to an increase in headcount but rather due to the ONR contract having ended as of March 31, 2012. Time spent on the ONR contract in 2012 was reclassified to Cost of Goods Sold from Research and Development expenses. Since the contract ceased as of March 31, 2012, all of the personnel costs are included in Research and Development expenses in 2013.

Depreciation and Amortization Expense

Depreciation and amortization expense was approximately $169,000 for the nine months ended September 30, 2013 compared to approximately $96,000 for the nine months ended September 30, 2012. The increase of approximately $73,000 is due to amortization related to the asset recognized in conjunction with the License and Supply Agreement with Medica S.p.A (“License and Supply Agreement”) which began on April 23, 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were approximately $2,497,000 for the nine months ended September 30, 2013 compared to approximately $2,564,000 for the nine months ended September 30, 2012, a decrease of approximately $67,000 or 3%. The decrease is primarily due to a decrease in legal, accounting and professional services fees of approximately $229,000 incurred during the nine months ended September 30, 2013 which related primarily to the Rights Offering and therefore, are recorded in equity during the nine months ended September 30, 2013 and a decrease in other costs of approximately $36,000. These decreases were partially offset by increases in personnel related costs of $129,000 and increases in legal, accounting and professional services fees, other than those related to the equity offering, of approximately $69,000.

Interest Income

There was no interest income for the nine months ended September 30, 2013 compared with $2,000 for the nine months ended September 30, 2012.

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Interest Expense

Interest expense was approximately $52,000 for the nine months ended September 30, 2013.  During such period, interest expense of approximately $47,000 related to interest recognized as a result of the Senior Secured Note and interest expense of approximately $5,000 related to accrued interest recognized on outstanding payable due to a vendor.  We had no interest expense for the nine months ended September 30, 2012.

Gain on Sale of Equipment

A gain of approximately $3,000 was recognized for the nine months ended September 30, 2013 related to the sale of fully depreciated equipment.

Other Income (Expense)

Other expense in the amount of approximately $25,000 for the nine months ended September 30, 2013 was due to approximately $14,000 related to warrant inducement expense and approximately $27,000 of foreign currency losses on invoices paid to an international suppler. These expenses were partially offset by approximately $15,000 received as a result of the STERIS agreement termination and approximately $1,000 of other income. Other income in the amount of approximately $55,000 for the nine months ended September 30, 2012 was comprised of approximately $18,000 of write-offs of old vendor invoices which are no longer due and approximately $37,000 of net foreign currency gain on the adjustment of the license and supply fee payable at the September 30, 2012 exchange rate and net foreign currency loss on invoices paid to and due to an international supplier.

Liquidity and Capital Resources

At September 30, 2013, we had an accumulated deficit of approximately $100,053,000 and we expect to incur additional losses in the foreseeable future at least until such time, if ever, that we are able to increase product sales or license revenue. We have financed our operations since inception primarily through the private placements of equity and debt securities, our initial public offering, license revenue, the March 2011 rights offering and concurrent private placement, and the April 2013 rights offering.

Our future liquidity sources and requirements will depend on many factors, including:

•	the availability of additional financing, through the sale of equity securities or otherwise, on commercially reasonable terms or at all;

•
the costs involved in connection with the voluntary recalls of our point of use and DSU in-line ultrafilters used in hospital water treatment applications announced on October 30, 2013 and the related circumstances;

•	the market acceptance of our products, and our ability to effectively and efficiently produce and market our products;

•	the continued progress in and the costs of clinical studies and other research and development programs;

•	the costs involved in filing and enforcing patent claims and the status of competitive products; and

•	the cost of litigation, including potential patent litigation and any other actual or threatened litigation.

We expect to put our current capital resources to the following uses:

•	for the marketing and sales of our water-filtration products;

•	to pursue business development opportunities with respect to our chronic renal treatment system; and

•	for working capital purposes.

At September 30, 2013, we had cash and cash equivalents totaling approximately $168,000 and tangible assets of approximately $609,000. Tangible assets consist of total assets of approximately $2,556,000, reduced by other intangible assets (related to the Medica License and Supply Agreement) of approximately $1,947,000.

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On June 27, 2011, we entered into a License Agreement with Bellco S.r.l., as licensee (“Bellco”), an Italy-based supplier of hemodialysis and intensive care products, for the manufacturing, marketing and sale of Nephros’ patented mid-dilution dialysis filters. This Agreement provides us with payments of €500,000, €750,000, and €600,000 on July 1, 2011, January 15, 2012 and January 15, 2013, respectively. All payments have been received.   Beginning on January 1, 2015 through and including December 31, 2016, Bellco will pay to Nephros a royalty based on the number of units of Products sold in the Territory as follows: for the first 103,000 units sold,  €4.50 per unit; thereafter, €4.00 per unit. Anticipated payments from this License Agreement will be a positive source of cash flow to our Company.

Our cash flow currently is not, and historically has not been, sufficient to meet our obligations and commitments. We must seek and obtain additional financing to fund our operations. If we cannot raise sufficient capital, we will be forced to curtail our planned activities and operations or cease operations entirely. There can be no assurance that we will be able to raise sufficient capital on a timely basis or on satisfactory terms or at all.

Net cash used in operating activities was approximately $2,900,000 for the nine months ended September 30, 2013 (“2013 period”) compared to net cash used in operating activities of approximately $1,089,000 for the nine months ended September 30, 2012 (“2012 period”). The most significant items contributing to this increase of approximately $1,811,000 in cash used in operating activities during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 are highlighted below:

•	during the 2013 period, our net loss increased by approximately $359,000;

•	during the 2013 period, our license and supply agreement fee payable decreased by approximately $1,318,000;

•	our accounts receivable decreased by approximately $831,000 during the 2013 period compared to a decrease of approximately $852,000 during the 2012 period;

•	our accounts payable and accrued expenses decreased by approximately $45,000 in aggregate in the 2013 period compared to an increase of approximately $286,000 in the aggregate in the 2012 period;

Partially offsetting the above changes are the following items:

•	our inventory decreased by approximately $16,000 during the 2013 period compared to an increase of approximately $47,000 during the 2012 period;

•	amortization expense related to assets associated with the License and Supply Agreement was approximately $162,000 for the 2013 period, an increase of $90,000 compared to the 2012 period;

•	during the 2013 period, our stock-based compensation expense increased by approximately $66,000;

•	our prepaid expenses and other current assets decreased by approximately $71,000 in the 2013 period compared to a decrease of approximately $65,000 in the 2012 period.

Net cash provided by investing activities of approximately $3,000 for the nine months ended September 30, 2013 resulted from proceeds from the sale of fully depreciated equipment. Net cash used in investing activities for the nine months ended September 30, 2012 was approximately $666,000 due to $7,000 used for the purchase of equipment and $659,000 for the purchase of intangible assets associated with the Medica License and Supply Agreement.

Net cash provided by financing activities for the nine months ended September 30, 2013 of $3,019,000, net of equity issuance costs of approximately $229,000, resulted primarily from gross proceeds of $3.0 million related to the issuance of common stock related to the Rights Offering, proceeds from the issuance of the Senior Secured Note of $1.3 million and approximately $248,000 of proceeds resulting from the exercise of warrants. Net cash provided by financing activities was partially offset by the repayment of the $1.3 million Senior Secured Note. Net cash provided by financing activities for the nine months ended September 30, 2012 was approximately $451,000 resulting from the exercise of warrants.

Forward-Looking Statements

This report contains certain “forward-looking statements.” Such statements include statements that are not historical facts, including statements which may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond our control. Actual results may differ materially from the expectations contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, the risks that:

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•	we may not be able to continue as a going concern;

•
the voluntary recalls of point of use (POU) and DSU in-line ultrafilters used in hospital water treatment applications announced on October 30, 2013 and the related circumstances could subject us to claims or proceedings which may adversely impact our sales and revenues;

•	we face significant challenges in obtaining market acceptance of our products, which could adversely affect our potential sales and revenues;

•
there are product-related deaths or serious injuries or product malfunctions, which could trigger recalls, class action lawsuits and other events that could cause us to incur expenses and may also limit our ability to generate revenues from such products;

•
we face potential liability associated with the production, marketing and sale of our products, and/or the expense of defending against claims of product liability, could materially deplete our assets and generate negative publicity which could impair our reputation;

•
to the extent our products or marketing materials are found to violate any provisions of the FDC Act or any other statutes or regulations then we could be subject to enforcement actions by the FDA or other governmental agencies;

•	we may not be able to obtain funding if and when needed or on terms favorable to us in order to continue operations;

•	we may not have sufficient capital to successfully implement our business plan;

•	we may not be able to effectively market our products;

•	we may not be able to sell our water filtration products or chronic renal failure therapy products at competitive prices or profitably;

•	we may encounter problems with our suppliers, manufacturers and distributors;

•	we may encounter unanticipated internal control deficiencies or weaknesses or ineffective disclosure controls and procedures;

•	we may not obtain appropriate or necessary regulatory approvals to achieve our business plan;

•	products that appeared promising to us in research or clinical trials may not demonstrate anticipated efficacy, safety or cost savings in subsequent pre-clinical or clinical trials;

•	we may not be able to secure or enforce adequate legal protection, including patent protection, for our products; and

•	we may not be able to achieve sales growth in key geographic markets.

More detailed information about us and the risk factors that may affect the realization of forward-looking statements, including the forward-looking statements in this Quarterly Report on Form 10-Q, is set forth in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and our other periodic reports filed with the SEC. We urge investors and security holders to read those documents free of charge at the SEC’s web site at  www.sec.gov. We do not undertake to publicly update or revise our forward-looking statements as a result of new information, future events or otherwise, except as required by law.

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Off-Balance Sheet Arrangements

We did not engage in any off-balance sheet arrangements during the nine month periods ended September 30, 2013 and 2012.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Not Required.

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Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is designed to provide reasonable assurance that information required to be disclosed in our reports filed pursuant to the Exchange Act is accumulated and communicated to management in a timely manner. Management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud have been or will be detected. At the end of the period covered by this Quarterly Report on Form 10-Q, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Acting Chief Financial Officer, regarding the effectiveness of  our disclosure controls and procedures pursuant to Securities and Exchange Act Rule 13a-15(b). Based upon that evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective.

Changes in Internal Control Over Financial Reporting

Our management, with the participation of the Chief Executive Officer and Acting Chief Financial Officer, has concluded that there were no changes in our internal control over financial reporting, that occurred during the quarter ended September 30, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Through the evaluation of the Sarbanes-Oxley internal control assessment, a more structured approach, including checklists, reconciliations and analytical reviews, has been implemented to reduce risk in the financial reporting process.

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PART II -  OTHER INFORMATION

Item 1.  Legal Proceedings

There are no currently pending legal proceedings and, as far as we are aware, no governmental authority is contemplating any proceeding to which we are a party or to which any of our properties is subject.

Item 6. Exhibits

EXHIBIT INDEX

31.1	Certification by the Chief Executive Officer and Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by the Chief Executive Officer and Acting Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEPHROS, INC.

Date: November 14, 2013	By:	/s/ John C. Houghton
	Name:	John C. Houghton
	Title:	President, Chief Executive Officer and Acting Chief Financial Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

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